UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)

International Stem Cell Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

05577Y107

(CUSIP Number)

Ruslan Semechkin, President

X-Master, Inc.

1 Overlook Drive, Unit 11

Amherst, New Hampshire 03031

Tel. (603) 672-7070

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

Copy to:

Michael B. Tule

McLane, Graf, Raulerson & Middleton, Professional Association

900 Elm Street, P.O. Box 326

Manchester, New Hampshire 03105-0326

Tel. (603) 625-6464

October 18, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Page 1 of 9 Pages

CUSIP No. 05577Y107
1. Names of Reporting Persons. X-Master, Inc.
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒

3. SEC Use Only
4. Source of Funds (See Instructions) WC, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization A New Hampshire Corporation
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
8. Shared Voting Power 92,207,794 [1]
9. Sole Dispositive Power
10. Shared Dispositive Power 92,207,794[1]
11. Aggregate Amount Beneficially Owned by Each Reporting Person 92,207,794 [1]
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 47.5% [2]
14. Type of Reporting Person (See Instructions) CO

____________________

1 Of the 92,207,794 shares of common stock, $.001 par value (“Common Shares”) reported, 8,000,000 Common Shares are held by the Reporting Person and 5,000,000 Common Shares are issuable upon conversion of 10 shares of Series D Preferred Stock issued to the Reporting Person. An additional 21,291,620 Common Shares are held by A. Semechkin and 40,247,176 Common Shares are issuable upon conversion of 33 shares of Series D Preferred Stock held by A. Semechkin, the exercise of warrants to purchase 20,492,176 Common Shares presently exercisable, and the exercise of options to purchase 3,255,000 Common Shares presently exercisable or which A. Semechkin has the right to exercise within 60 days, of which the Reporting Person may be deemed the indirect beneficial owner. 1,359,964 Common Shares are held by R. Semechkin, and an additional 2,059,034 Common Shares are issuable upon the exercise of warrants to purchase 1,336,334 Common Shares presently exercisable, and the exercise of options to purchase 722,700 Common Shares presently exercisable or which R. Semechkin has the right to exercise within 60 days, of which the Reporting Person may also be deemed the indirect beneficial owner. 14,250,000 Common Shares are issuable upon conversion of 5,000,000 shares of Series G Preferred Stock issued to AR Partners, LLC, of which the Reporting Person may be deemed the indirect beneficial owner.

2 The calculation of the percentage is based on (i) 132,590,815 Common Shares outstanding as of August 2, 2013, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2013 and (ii) 61,556,210 Common Shares to be issued upon the conversion of 43 shares of Series D Preferred Stock, 5,000,000 shares of Series G Preferred Stock, the exercise of warrants to purchase 21,828,510 Common Shares, and the exercise of options to purchase 3,977,700 Common Shares of the Issuer.

Page 2 of 9 Pages

CUSIP No. 05577Y107
1. Names of Reporting Persons. Andrey Semechkin
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒

3. SEC Use Only
4. Source of Funds (See Instructions) PF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Citizen of Russia
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
8. Shared Voting Power 92,207,794 [3]
9. Sole Dispositive Power
10. Shared Dispositive Power 92,207,794 [3]
11. Aggregate Amount Beneficially Owned by Each Reporting Person 92,207,794 [3]
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 47.5% [4]
14. Type of Reporting Person (See Instructions) IN

___________________

3 Of the 92,207,794 Common Shares reported, 21,291,620 Common Shares are held by the Reporting Person and an additional 40,247,176 Common Shares are issuable upon conversion of 33 shares of Series D Preferred Stock held by the Reporting Person, the exercise of warrants to purchase 20,492,176 Common Shares presently exercisable, and the exercise of options to purchase 3,255,000 Common Shares presently exercisable or which the Reporting Person has the right to exercise within 60 days. 8,000,000 Common Shares are held by X-Master and 5,000,000 Common Shares are issuable upon conversion of 10 shares of Series D Preferred Stock held by X-Master, of which the Reporting Person may be deemed the indirect beneficial owner. 1,359,964 Common Shares are held by R. Semechkin, and an additional 2,059,034 Common Shares are issuable upon the exercise of warrants to purchase 1,336,334 Common Shares presently exercisable, and the exercise of options to purchase 722,700 Common Shares presently exercisable or which R. Semechkin has the right to exercise within 60 days, of which the Reporting Person may also be deemed the indirect beneficial owner. 14,250,000 Common Shares are issuable upon conversion of 5,000,000 shares of Series G Preferred Stock issued to AR Partners, LLC, of which the Reporting Person may be deemed the indirect beneficial owner.

4 The calculation of the percentage is based on (i) 132,590,815 Common Shares outstanding as of August 2, 2013, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2013, and (ii) 61,556,210 Common Shares to be issued upon the conversion of 43 shares of Series D Preferred Stock, 5,000,000 shares of Series G Preferred Stock, the exercise of warrants to purchase 21,828,510 Common Shares, and the exercise of options to purchase 3,977,700 Common Shares of the Issuer.

Page 3 of 9 Pages

CUSIP No. 05577Y107
1. Names of Reporting Persons. Ruslan Semechkin
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒

3. SEC Use Only
4. Source of Funds (See Instructions) PF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Citizen of Russia
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
8. Shared Voting Power 92,207,794[5]
9. Sole Dispositive Power
10. Shared Dispositive Power 92,207,794[5]
11. Aggregate Amount Beneficially Owned by Each Reporting Person 92,207,794[5]
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 47.5% [6]
14. Type of Reporting Person (See Instructions) IN

________________

5 Of the 92,207,794 Common Shares reported, 1,359,964 Common Shares are held by the Reporting Person and an additional 2,059,034 Common Shares are issuable upon the exercise of warrants to purchase 1,336,334 Common Shares presently exercisable, and the exercise of options to purchase 722,700 Common Shares presently exercisable or which R. Semechkin has the right to exercise within 60 days. 8,000,000 Common Shares are held by X-Master and 5,000,000 Common Shares are issuable upon conversion of 10 shares of Series D Preferred Stock held by X-Master, of which the Reporting Person may be deemed the indirect beneficial owner. 21,291,620 Common Shares are held by A. Semechkin and an additional 40,247,176 Common Shares are issuable upon conversion of 33 shares of Series D Preferred Stock held by A. Semechkin, the exercise of warrants to purchase 20,492,176 Common Shares presently exercisable, and the exercise of options to purchase 3,255,000 Common Shares presently exercisable or which A. Semechkin has the right to exercise within 60 days, of which the Reporting Person may also be deemed the indirect beneficial owner. 14,250,000 Common Shares are issuable upon conversion of 5,000,000 shares of Series G Preferred Stock issued to AR Partners, LLC, of which the Reporting Person may be deemed the indirect beneficial owner.

6 The calculation of the percentage is based on (i) 132,590,815 Common Shares outstanding as of August 2, 2013, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2013, and (ii) 61,556,210 Common Shares to be issued upon the conversion of 43 shares of Series D Preferred Stock, 5,000,000 shares of Series G Preferred Stock, the exercise of warrants to purchase 21,828,510 Common Shares, and the exercise of options to purchase 3,977,700 Common Shares of the Issuer.

Page 4 of 9 Pages

CUSIP No. 05577Y107
1. Names of Reporting Persons. AR Partners, LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) WC, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization A Delaware Limited Liability Company
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
8. Shared Voting Power 92,207,794[7]
9. Sole Dispositive Power
10. Shared Dispositive Power 92,207,794[7]
11. Aggregate Amount Beneficially Owned by Each Reporting Person 92,207,794[7]
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 47.5% [8]
14. Type of Reporting Person (See Instructions) CO

_____________

7 Of the 92,207,794 Common Shares reported, 14,250,000 Common Shares are issuable upon conversion of 5,000,000 shares of Series G Preferred Stock issued to the Reporting Person. 8,000,000 Common Shares are held by X-Master and 5,000,000 Common Shares are issuable upon conversion of 10 shares of Series D Preferred Stock held by X-Master, of which the Reporting Person may be deemed the indirect beneficial owner. 1,359,964 Common Shares are held by R. Semechkin, and an additional 2,059,034 Common Shares are issuable upon the exercise of warrants to purchase 1,336,334 Common Shares presently exercisable, and the exercise of options to purchase 722,700 Common Shares presently exercisable or which R. Semechkin has the right to exercise within 60 days, of which the Reporting Person may also be deemed the indirect beneficial owner. An additional 21,291,620 Common Shares are held by A. Semechkin and 40,247,176 Common Shares are issuable upon conversion of 33 shares of Series D Preferred Stock held by A. Semechkin, the exercise of warrants to purchase 20,492,176 Common Shares presently exercisable, and the exercise of options to purchase 3,255,000 Common Shares presently exercisable or which A. Semechkin has the right to exercise within 60 days, of which the Reporting Person may be deemed the indirect beneficial owner.

8 The calculation of the percentage is based on (i) 132,590,815 Common Shares outstanding as of August 2, 2013, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2013, and (ii) 61,556,210 Common Shares to be issued upon the conversion of 43 shares of Series D Preferred Stock, 5,000,000 shares of Series G Preferred Stock, the exercise of warrants to purchase 21,828,510 Common Shares, and the exercise of options to purchase 3,977,700 Common Shares of the Issuer.

Page 5 of 9 Pages

Amendment No. 10 to Schedule 13D

This Schedule 13D represents Amendment No. 10 to Schedule 13D (“Amendment”) amending and supplementing the Schedule 13D filed with the Securities and Exchange Commission on January 9, 2009, as amended by Amendment No. 1 to Schedule 13D dated January 22, 2009, Amendment No. 2 to Schedule 13D dated March 16, 2009, Amendment No. 3 to Schedule 13D dated June 30, 2009, Amendment No. 4 to Schedule 13D dated September 30, 2009, Amendment No. 5 to Schedule 13D dated October 13, 2009, and Amendment No. 6 to Schedule 13D dated January 18, 2011 by and on behalf of X-Master, Inc. (“X-Master”), Andrey Semechkin (“A. Semechkin”), and Ruslan Semechkin (“R. Semechkin”), and Amendment No. 7 to Schedule 13D dated March 13, 2012, Amendment No. 8 to Schedule 13D dated January 29, 2013, and Amendment No. 9 to Schedule 13D dated August 6, 2013 by and on behalf of X-Master, A. Semechkin, R. Semechkin, and AR Partners, LLC (“AR Partners”) (the “Schedule 13D”). AR Partners, X-Master, A. Semechkin, and R. Semechkin are each a “Reporting Person” and collectively, the “Reporting Persons”. Unless otherwise stated herein, all capitalized terms used in this Amendment have the same meanings as those set forth in the Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety as follows:

(a) As of October 18, 2013, X-Master, by virtue of its beneficial ownership of the Group Shares, beneficially owned the equivalent of 92,207,794 Common Shares. The Group Shares represent approximately 47.5% of the total number of shares of Common Shares outstanding as of October 18, 2013 (plus the 61,556,210 Common Shares which would be outstanding upon the conversion of the Series D and Series G Preferred Stock, exercise of warrants, and exercise of stock options and assuming that no other shares of preferred stock, warrants, or stock options held by others have been previously, or are simultaneously, converted to Common Shares).

As of October 18, 2013, A. Semechkin, by virtue of his beneficial ownership of the Group Shares, beneficially owned the equivalent of 92,207,794 Common Shares. The Group Shares represent approximately 47.5% of the total number of shares of Common Shares outstanding as of October 18, 2013 (plus the 61,556,210 Common Shares which would be outstanding upon the conversion of the Series D and Series G Preferred Stock, exercise of warrants, and exercise of stock options and assuming that no other shares of preferred stock, warrants, or stock options held by others have been previously, or are simultaneously, converted to Common Shares).

As of October 18, 2013, R. Semechkin, by virtue of his beneficial ownership of the Group Shares, beneficially owned the equivalent of 92,207,794 Common Shares. The Group Shares represent approximately 47.5% of the total number of shares of Common Shares outstanding as of October 18, 2013 (plus the 61,556,210 Common Shares which would be outstanding upon the conversion of the Series D and Series G Preferred Stock, exercise of warrants, and exercise of stock options and assuming that no other shares of preferred stock, warrants, or stock options held by others have been previously, or are simultaneously, converted to Common Shares).

As of October 18, 2013, AR Partners, by virtue of its beneficial ownership of the Group Shares, beneficially owned the equivalent of 92,207,794 Common Shares. The Group Shares represent approximately 47.5% of the total number of shares of Common Shares outstanding as of October 18, 2013 (plus the 61,556,210 Common Shares which would be outstanding upon the conversion of the Series D and Series G Preferred Stock, exercise of warrants, and exercise of stock options and assuming that no other shares of preferred stock, warrants, or stock options held by others have been previously, or are simultaneously, converted to Common Shares).

(b) Number of shares as to which X-Master has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 92,207,794

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 92,207,794

Number of shares as to which A. Semechkin has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 92,207,794

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 92,207,794

Number of shares as to which R. Semechkin has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 92,207,794

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 92,207,794

Number of shares as to which AR Partners has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 92,207,794

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 92,207,794

(c) On October 18, 2013, A. Semechkin exercised 2,754,821 Series B Warrant units to purchase 2,754,821 Common Shares at a price of $0.1452 per share, for a total purchase price of $400,000, and was issued Series A Warrant units to purchase 2,754,821 Common Shares at an exercise price of $0.1452 per share, subject to further adjustment, which are presently exercisable and expire on July 24, 2018.

On October 16, 2013, R. Semechkin exercised 666,667 Series B Warrant units to purchase 666,667 Common Shares at a price of $0.15 per share, for a total purchase price of $100,000, subject to adjustment on October 17, 2013 to a price of $0.1452 per share, and was issued 666,667 Series A Warrant units to purchase 666,667 Common Shares at an exercise price of $0.15 per share, subject to adjustment, which are presently exercisable and expire on July 24, 2018.

(d) Not applicable.

(e) Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1	Agreement of Joint Filing, dated October 23, 2013, by and among X-Master, Inc., AR Partners, LLC, Andrey Semechkin, and Ruslan Semechkin.

Exhibit 2:	Power of Attorney, dated November 19, 2008, relating to X-Master, Inc. (incorporated by reference to Exhibit 24 of the Reporting Persons’ statement on Form 4 with respect to International Stem Cell Corporation, filed on January 2, 2009).

Exhibit 3:	Power of Attorney, dated November 19, 2008, relating to Andrey Semechkin (incorporated by reference to Exhibit 24 of the Reporting Persons’ statement on Form 4 with respect to International Stem Cell Corporation, filed on January 2, 2009).

Exhibit 4:	Power of Attorney, dated November 19, 2008, relating to Ruslan Semechkin (incorporated by reference to Exhibit 24 of the Reporting Persons’ statement on Form 4 with respect to International Stem Cell Corporation, filed on January 2, 2009).

Exhibit 5:	Power of Attorney, dated March 8, 2012, relating to AR Partners, LLC (incorporated by reference to Exhibit 24 of the Reporting Persons’ statement on Form 3 with respect to International Stem Cell Corporation, filed on March 12, 2012).

Exhibit 6:	Form of Series A Warrant (incorporated by reference to Exhibit 4.7 of International Stem Cell Corporation’s Current Report on Form 8-K, filed on July 19, 2013).

Exhibit 7:	Form of Series B Warrant (incorporated by reference to Exhibit 4.8 of International Stem Cell Corporation’s Current Report on Form 8-K, filed on July 19, 2013).

[Signature page follows]

Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 30, 2013	X-Master, Inc.

By: /s/ Michael B. Tule
Name: Michael B. Tule
Title: Attorney in fact

Andrey Semechkin

By: /s/ Michael B. Tule
Name: Michael B. Tule
Title: Attorney in fact

Ruslan Semechkin

By: /s/ Michael B. Tule
Name: Michael B. Tule
Title: Attorney in fact

AR Partners, LLC

By: /s/ Michael B. Tule
Name: Michael B. Tule
Title: Attorney in fact

Signature page to AMENDMENT NO.10 TO SCHEDULE 13D – CUSIP Number 05577Y107

Page 8 of 9 Pages

Exhibit 1

AGREEMENT OF JOINT FILING

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby consent to the joint filing on their behalf of a single Schedule 13D and any amendments thereto, with respect to the beneficial ownership by each of the undersigned of shares of common stock, $0.001 par value, of International Stem Cell Corporation, a Delaware corporation. The undersigned hereby further agree that this statement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all of which counterparts shall together constitute one and the same instrument.

Dated: October 30, 2013

X-Master, Inc.

By: /s/ Michael B. Tule
Name: Michael B. Tule
Title: Attorney in fact

Andrey Semechkin

By: /s/ Michael B. Tule
Name: Michael B. Tule
Title: Attorney in fact

Ruslan Semechkin

By: /s/ Michael B. Tule
Name: Michael B. Tule
Title: Attorney in fact

AR Partners, LLC

By: /s/ Michael B. Tule
Name: Michael B. Tule
Title: Attorney in fact

Page 9 of 9 Pages